Exhibit 99.1

Noah Holdings Limited to Announce Third Quarter 2021 Financial Results on Tuesday, November 23, 2021

Earnings Conference Call to be held on Tuesday, November 23 at 7:00 p.m. (U.S. Eastern) / Wednesday, November 24, 2021 at 8:00 a.m. (Hong Kong)

SHANGHAI, November 10 /PRNewswire/ -- Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced that it will release its unaudited financial results for the third quarter 2021 after the U.S. market closes on Tuesday, November 23, 2021. The earnings release will be available on the investor relations section of the Company's website at http://ir.noahgroup.com.

Following the earnings announcement, the Company's senior management will host a combined English and Chinese language conference call to discuss the Company's financial results and recent business activities. The conference call may be accessed with the following details:

Conference call details
Date/Time	Tuesday, November 23, 2021 at 7:00 p.m., U.S. Eastern Time Wednesday, November 24, 2021 at 8:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	1-888-317-6003
- Mainland China Toll Free	4001-206-115
- Hong Kong Toll Free	800-963-976
- International	1-412-317-6061
Conference Title	Noah Holdings 3Q21 Earnings Conference Call
Participant Password	1960485

A telephone replay will be available starting one hour after the end of the conference call until December 1, 2021 at +1-877-344-7529 (US Toll Free) and 1-412-317-0088 (International Toll). The replay access code is 10161700.

A live and archived webcast of the conference call will be available at Noah's investor relations website under the Announcements & Events section at http://ir.noahgroup.com.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. In the first half of 2021, Noah distributed RMB52.1 billion (US$8.1 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB155.9 billion (US$24.1 billion) as of June 30, 2021.

Noah’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,268 relationship managers in 81 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States and Singapore. As a leading multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, multi-strategy and other investments denominated in RMB and other currencies. The Company also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

Contacts:

Noah Holdings Limited
Sonia Han, Melo Xi
ir@noahgroup.com